SMITH BARNEY INVESTMENT TRUST
                        On behalf of
        SMITH BARNEY LARGE CAPITALIZATION GROWTH FUND

               Supplement Dated July 23, 2004
                             to
               Prospectus Dated March 29, 2004

The following information amends certain information in the Prospectus with respect to the fund's management fees:

Revised investment advisory fee schedule

Effective August 1, 2004, the fund will pay an investment advisory fee according to a fee schedule that reduces the fee on fund assets in excess of $5 billion. The fee table on
p. 6 of the Prospectus is amended as follows:

               Annual fund operating expenses

(expenses   deducted  from  fund   assets)         Class   A
Class B    Class L    Class Y

Management fees* . . . . . . . . . . . . . . . . .  .  0.75%
0.75%       0.75%      0.75%
Distribution  and  service  (12b-1)  fees  .  .   .   .0.25%
1.00%        1.00%      None
Other  expenses . . . . . . . . . . . . . . . . . .  .  .  .
0.14%       0.14%        0.16%      0.01%
Total   annual  fund  operating  expenses  .   .   .   1.14%
1.89%        1.91%      0.76%

* Effective August 1, 2004 the fund has adopted a revised fee schedule that reduces the investment advisory fee payable on assets in excess of $5 billion as follows: 0.75% on assets up to $5 billion; 0.725% on assets over $5 billion and up to and including $7.5 billion; 0.70% on assets over $7.5 billion and up to and including $10 billion; and 0.65% on assets in excess of $10 billion.

The terms of the amended Investment Management Agreement are the same in all other material respects as those of the current Investment Management Agreement.